Exhibit 99.2.
KB Financial Group Inc.
Non-Consolidated Statements of Income
For the year ended December 31, 2009,
and for the period from September 29, 2008 to December 31, 2008

(in millions of Korean won, except per share amounts)	2009		2008
Operating revenues
Gain on valuation of equity method investments	~~W~~	677,107	~~W~~	633,981
Interest income		19,455		1,287
Reversal of allowance for loan losses		150		—

		696,712		635,268

Operating expenses
Loss on valuation of equity method investments		64,482		10,096
Interest expense		55,556		3,063
Loss on valuation and disposal of loans receivable		—		1,000
Commission expense		7,209		2,270
Selling and administrative expenses		27,572		6,768

		154,819		23,197

Operating income		541,893		612,071

Non-operating income		830		23

Non-operating expense		2		—

Income before income tax		542,721		612,094

Income tax expense		2,903		167

Net income	~~W~~	539,818	~~W~~	611,927

Per share data
Basic and diluted earnings per share	~~W~~	1,659	~~W~~	2,078